Nocera, Inc.

November 29, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

Att.: William Thompson

Washington, DC.

Re.:      Nocera, Inc.

Form 10-12G

File # 000-55993

Dear Division of Corporate Finance:

We have reviewed your comments and have responded in the following format; we listed your comments first and then our responses. Hopefully this will assist the Company in meeting compliance with the applicable disclosure requirements.

1.	You disclose that you are choosing to irrevocably opt out of the extended transition period for complying with new or revised accounting standards under Section 102(b)(2) of the JOBS Act. This disclosure is inconsistent with your disclosure in the risk factor regarding your status as an emerging growth company on page 9, and the risk factor regarding the JOBS Act on page 11, which state you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(2) of the JOBS Act. Please revise your disclosures for consistency.

RESPONSE: The last sentence stating that the Company had decided to “irrevocably opt out of the extended…” was erroneously included in the Form 10, and has such been deleted.

Item 1A: Risk Factors, page 5

2.	We note your disclosure on page 26 regarding a material weakness in your internal control over financial reporting. Please revise to add a risk factor describing the material weakness and the actions you are taking, if any, for remediation.

RESPONSE: The following Risk Factor has been added to the Form 10:

WE HAVE A MATERIAL WEAKNESS IN OUR CONTROLS AND PROCEDURES

We have conducted an evaluation of our internal control over financial reporting based on the framework in “Internal Control Integrated Framework” issued by the

P.O. Box 191767, Atlanta, Ga. 31119 (404)-816-9220 Fax (404)-816-8830

Nocera, Inc.

Committee of Sponsoring Organizations for the Treadway Commission (“COSO”) and published in 2013, and subsequent guidance prepared by COSO specifically for smaller public companies. Based on that evaluation, management concluded that our internal control over financial reporting was not sufficient as of December 31, 2017 and 2016, and September 30, 2018 for the reasons discussed below:

A significant deficiency is a deficiency, or combination of deficiencies in internal control over financial reporting, that adversely affects the entity’s ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity’s financial statements that is more than inconsequential will not be prevented or detected by the entity’s internal control.

A material weakness is a deficiency or a combination of deficiencies in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

Management identified the following material weakness and significant deficiencies in its assessment of the effectiveness of internal control over financial reporting as of December 31, 2017 and September 30, 2018:

•	The Company did not maintain effective controls over certain aspects of the financial reporting process because we lacked personnel with accounting expertise and an adequate supervisory review structure that is commensurate with our financial reporting requirements.

•	Material Weakness – Inadequate segregation of duties.

The management of the Company believes that these material weaknesses will remain until such time that the Company has the resources to increase the number of personnel committed to the performance of its financial duties that such weaknesses can be specifically addressed. This will include, but not limited to, the following:

•	Hiring of additional personnel to adequately segregate financial reporting duties.

•	The retention of outside consultants to review our controls and procedures

P.O. Box 191767, Atlanta, Ga. 31119 (404)-816-9220 Fax (404)-816-8830

Nocera, Inc.

Item 2: Financial Information

Results of Operations for the Year Ended December 31, 2017 Compared to the Year Ended December 31, 2016

General and Administrative Expenses, page 17

3.	In the last sentence, you disclose that you incurred $0 in income expense for each year. Please revise to clarify what income expense represents.

RESPONSE: The sentences referencing income expense were erroneously included and have been deleted.

4.	Please provide a brief explanation of the factors underlying the $4,225 increase in General and Administrative expenses during the year ended December 31, 2018. Please ensure that the other line items discussed throughout your Management's Discussion and Analysis section disclose the appropriate factors underlying changes between the financial periods presented. Refer to Item 303 of Regulation S-K.

RESPONSE: The disclosure has been appropriately revised to include the following:

During the year ended 31, 2017 we incurred $1,175 in Nevada state filing fees compared to $875 in the year ended December 31, 2016, an increase of $300. During the year ended December 31, 2017 we incurred $3,750.33 in transfer agency fees, compared to $0 in 2016, and increase of $3,750.33 During the year ended December 31, 2017 we incurred $174.67 in miscellaneous administrative expenses, compared with $0 in 2016, an increase of $174.67

Cash Flow, page 18

5.	You disclose that you had outstanding liabilities and a stockholders' deficit of $0 at December 31, 2017. However, the balance sheet at December 31, 2017, reflects liabilities and a stockholders' deficit of $7,725. Please revise.

RESPONSE: This section has been appropriately revised.

P.O. Box 191767, Atlanta, Ga. 31119 (404)-816-9220 Fax (404)-816-8830

Nocera, Inc.

Results of Operations for the Nine Months Ended September 30, 2018 Compared to the Nine Months Ended September 30, 2017

General and Administrative Expenses, page 20

6.	You disclose that general and administrative expenses for the nine months ended September 30, 2018 includes interest expense of $2,110. Please explain to us what this interest expense represents and why the expense is properly classified as a general and administrative expense.

RESPONSE: This section has been appropriately revised to reflect the proper interest expenses of $10,000 due to a beneficial conversion feature due to the issuance of a convertible note.

Cash Flow, page 21

7.	You disclose that you had outstanding liabilities and a stockholders' deficit of $10,546 at September 30, 2018. However, the balance sheet as of September 30, 2018 reflects liabilities of $21,029 and a stockholders' deficit of $10,546. Please revise. Please note that this comment also applies to your disclosure in the first paragraph of your discussion of liquidity and capital resources on page 22.

RESPONSE: Both sections have been revised as follows: “At September 30, 2018, we had cash of $10,483, no assets, no operating business or other source of income and outstanding liabilities of $21,029, and a stockholders’ deficit of ($10,546).”

8.	The statements of cash flow reflects a net increase in cash of $10,483 for the nine months ended September 30, 2018. Please revise the table of cash flows on page 21 to reflect the net movement in cash and cash equivalents for the nine months ended September 30, 2018.

RESPONSE: The table has been appropriately revised.

9.	You disclose that you generated $310 from investing activities during the nine months ended September 30, 2018. It appears that net cash provided by investing activities includes the issuance of common shares and warrants to a related party. Please explain to us why the issuance of common shares and warrants are properly classified as cash flows from investing activities.

RESPONSE: The financial statements have been appropriately revised to reflect the cash generated from the sale of common shares and warrants to be classified as a Financing Activity.

P.O. Box 191767, Atlanta, Ga. 31119 (404)-816-9220 Fax (404)-816-8830

Nocera, Inc.

Critical Accounting Policies

Recently Issued Accounting Pronouncements, page 24

10.	We note some of effective dates of recently issued accounting principles assume you opted out of the extended transition period for complying with new or revised accounting standards under Section 102(b)(2) of the JOBS Act and others assume you opted in to the extended transition period for complying with new or revised accounting standards under Section 102(b)(2) of the JOBS Act. Please review and revise the effective dates of the recently issued accounting principles to reflect the correct effective dates applicable to your election under Section 102(b)(2) of the JOBS Act as applicable. Please note that this comment also relates to your disclosures in Recent Accounting Pronouncements on pages F-10 and F-22.

RESPONSE: We have appropriate revised our earlier disclosure to remove the language regarding the opting out of the extended transition period. As a result, we believe the Critical Accounting Policies disclosure is now appropriate.

Item 5: Directors and Executive Officers, page 30

11.	Please provide a brief description of Mr. Nelson's experience in evaluating or facilitating mergers or acquisitions. In this regard, we note your disclosure elsewhere in the filing that "[t]he analysis of new business opportunities will be undertaken by, or under the supervision of, [y]our Board of Directors."

RESPONSE: The following disclosure has been added:

As President of Coral Capital Partner, Mr. Nelson has consulted on several acquisitions and corporate restructurings. This includes the acquisition of Nexland, Inc. by Winstar Resources, ISNI.net, Inc. by Hawkeye Corp., 3Pea Technologies, Inc. by Tika, Corp., and Digitiliti, Inc. by Themescapes, Inc. Mr. Nelson served as the President of New NRG, Inc. a startup biodiesel producer from 2007 to 2008. During 2015, Mr. Nelson provided interim management and turnaround services to Lake Shore Tram, Inc. a privately held company that produced incline tram systems for residential use. Additionally, Mr. Nelson provides due diligence services through his consulting firm, Coral Capital Partners.

Item 7: Certain Relationships and Related Party Transactions, page 32

12.	Please revise this section to discuss the convertible promissory note to a related party disclosed on page 19. Refer to Item 404(d) of Regulation S-K.

RESPONSE: The following disclosure has been added:

P.O. Box 191767, Atlanta, Ga. 31119 (404)-816-9220 Fax (404)-816-8830

Nocera, Inc.

Mr. Nelson also controls Coral Investment Partners, LP. (“CIP”), which on September 28, 2018 entered into Promissory Note Agreement with the Company whereby it agreed to loan the Company ten thousand dollars. Under the terms of the Promissory Note Agreement, the outstanding balance due may be converted into common shares of the Company at a rate of $0.01/share. Additionally, CIP subscribed to One Hundred Fifty Thousand (150,000) shares of the Company’s common stock, One Hundred Fifty Thousand (150,000) Class A warrants, and One Hundred Fifty Thousand (150,000) Class B warrants.

Financial Statements

Note 3. A Summary of the Company's Significant Accounting Policies is as Follows, page F-9

13.	Please tell us your consideration of disclosing the adoption of ASU 2016-15, ASU 2016- 18 and ASU 2017-01 in accordance with ASC 250. Please note that this comment also applies to Recent Accounting Pronouncements on page F-22.

RESPONSE: The Company has reviewed the applicable Accounting Standards Updates for a determination of their applicability to the Company, and appropriately updated the Recently Issued Accounting Pronouncements of Form 10-12G and financial statements.

Note 8. Subsequent Events, page F-12

14.	Please revise your disclosure in the second paragraph to clarify that 2018 Nelson Fiorino Holdings, LLC. subscribed to one million (1,000,000) shares of common stock. Please note that this comment also applies to your disclosure in Note 6 on page F-24 and Note 9 on page F-25.

RESPONSE: The respective notes have been appropriately updated to read “…subscribed to One Million (1,000,000) common shares,”

Balance Sheets, page F-16

15.	Please revise the number of shares of common stock outstanding at December 31, 2017 to reflect the stock splits disclosed in Note 6. Please refer to ASC 505-10-S99-4.

RESPONSE: The financial statements have been appropriately updated.

P.O. Box 191767, Atlanta, Ga. 31119 (404)-816-9220 Fax (404)-816-8830

Nocera, Inc.

Note 6. Common Stock, page F-24

16.	Please disclose the consideration received for the issuance of the common shares and warrants issued to 2018 Nelson Fiorino Holdings, LLC. and Coral Investment Partners L.P.

RESPONSE: The disclosure has been appropriately revised.

Note 7. Warrants, page F-25

17.	Please tell us why the issuance of warrants resulted in an expense of $592,469, and how the amount was determined.

RESPONSE: The note has been appropriately updated as follows:

The warrant expense was calculated utilizing the Black-Scholes Options Pricing Model. We utilized the following inputs in our Black-Scholes calculation:

•	Number of Warrants Issued
•	Historical stock price data
•	Warrant Exercise Price
•	Term of Warrants
•	Bond Equivalent Discount Rate

Note 9. Related party Transactions, page F-25

18.	The expenses funded by Erik S. Nelson and the stock transfer fees incurred for each period presented exceed the total amounts recognized as general and administrative expenses. Please advise.

RESPONSE: Please see below for an explanation:

For the nine month period ending September 30, 2017

The difference between the amount of funds advanced, and expenses from Mountain Share Transfer, and the expenses incurred by the company is $2,625. This is the result of the payment of past due Nevada State Annual Registration fees for the years of 2014, 2015, 2016, in the amount of $875 per year for a total of $2,625.

For the nine month period ending September 30, 2018

The difference between the amount of funds advanced, and expenses from Mountain Share Transfer, and the expenses incurred by the company is $173. This a result of $200 advanced to the Company to open its checking account, and a $27 check order fee.

P.O. Box 191767, Atlanta, Ga. 31119 (404)-816-9220 Fax (404)-816-8830

Nocera, Inc.

General

19.	We note your disclosure that you are a publicly quoted shell company. It appears, however, that OTC Markets Group Inc. has discontinued the display of quotes for your securities because your securities have been labeled "Caveat Emptor (Buyer Beware)." Please disclose this fact in your filing, and include related risk factor disclosure.

RESPONSE: The following risk factor has been added to the Form 10.

OTC MARKETS CURRENTLY DISPLAYS CAVEAT EMPTOR STATUS

OTC Markets Group Inc. ("OTC Markets") has discontinued the display of quotes on www.otcmarkets.com for this security because it has been labeled Caveat Emptor (Buyer Beware). OTC Markets Group designates certain securities as “Caveat Emptor” and places a skull and crossbones icon next to the stock symbol to inform investors that there may be reason to exercise additional caution and perform thorough due diligence before making an investment decision in that security.

OTC Markets will resume the display of this security’s quotes once adequate current information is made available by the issuer pursuant to the Alternative Reporting Standard or by the SEC Reporting Standard, and until OTC Markets believes there is no longer a public interest concern. Investors are encouraged to use caution and due diligence in their investment decisions.

The Company has applied to OTC Markets for its OTC IQ disclosure program. It is the Company’s understanding that the application is under review. It is unknown at this point in time if the application will be approved.

Should you have any other issues or questions in regards to the responses and the amended Form 10-12G, please do not hesitate to contact my office via telephone # (404)-816-8240.

Sincerely,

/s/ Erik Nelson

Erik Nelson,

President

P.O. Box 191767, Atlanta, Ga. 31119 (404)-816-9220 Fax (404)-816-8830